Investor Update

Roche

Basel, 12 April 2006

Avastin filed in US for the treatment of non-squamous, non-small cell lung cancer

First medicine in a decade to show a survival benefit in this patient population

Roche and Genentech announced today that they have filed Avastin in the US for the treatment of the most common form of lung cancer - non-squamous, non-small cell lung cancer. The supplemental Biologics License Application (sBLA) has been submitted to the US Food and Drug Administration (FDA) for use of Avastin (bevacizumab) in combination with a platinum-based chemotherapy (carboplatin plus paclitaxel) for previously untreated patients suffering from advanced non-squamous, non-small cell lung cancer (NSCLC).

Avastin is the first and only treatment in more than a decade to have shown a survival benefit in this patient population. The sBLA submission is based on Genentech's analysis of the results of the pivotal E4599 trial which were presented at ASCO last year[1]. Genentech has requested Priority Review on the submission.

"The filing of Avastin in the USA is a critical step forward. The benefits seen in the Avastin study are significant and we look forward to the potential of bringing new hope to the patients who are diagnosed with this specific type of lung cancer" said Ed Holdener, Head of Roche Pharmaceuticals Development. "We are committed to working with regulatory authorities around the world in order to make it available to patients suffering from lung cancer as soon as possible."

Roche has initiated a further study, the AVAiL trial, which is exploring the combination of Avastin with another platinum- based chemotherapy (cisplatin/gemcitabine). Interim data from this study will be used together with the E4599 data to file a Marketing Authorisation Application (MAA) with the European health authorities later this year. Also planned for 2006 are filings for metastatic breast cancer in US and Europe and to expand the current metastatic colorectal cancer indication

F. Hoffmann-La Roche Ltd 4070 Basel
Investor Relations
email: investor.relations@roche.com
Tel. +41-(0)61-688 88 80
Fax +41-(0)61-691 00 14
http://ir.roche.com

with further chemotherapy combinations in Europe.

Lung cancer is the leading cause of cancer death worldwide, accounting for 1 in 3 and 1 in 4 cancer-related deaths in men and women, respectively. In the US, NSCLC accounts for 87 percent of all lung cancers. The majority of NSCLC cases are diagnosed at an advanced stage[2] when the cancer is inoperable or has already spread to another part of the body. In spite of the use of chemotherapy as the first-line treatment option, less than five percent of advanced NSCLC patients survive for five years and most die within twelve months[2].

In Europe, Avastin was approved early 2005 for the first-line treatment of patients with metastatic carcinoma of the colon or rectum in combination with intravenous 5-fluorouracil/folinic acid or intravenous 5-fluorouracil/folinic acid/irinotecan. Avastin received approval by the US Food and Drug Administration (FDA) and was launched in the US in February 2004. Avastin is the first and only anti-angiogenic agent to have demonstrated improved survival in the three major causes of cancer death: colorectal cancer, NSCLC and breast cancer.

About the pivotal (E4599) study

The submission is based on results from a randomised, controlled, multicenter Phase III trial (E4599) that enrolled 878 patients with locally advanced, metastatic or recurrent NSCLC with histology other than predominant squamous cell. The results showed that patients receiving Avastin at a dose of 15mg/kg every three weeks plus paclitaxel and carboplatin had a 25 percent improvement in overall survival, the trial's primary endpoint, compared to patients who received chemotherapy alone (based on a hazard ratio of 0.80, which is equivalent to a 20 percent reduction in the risk of death). In median, the survival of patients treated with Avastin plus chemotherapy was 12.3 months, compared to 10.3 months for patients treated with chemotherapy alone[1].

The study also showed a 54 percent improvement in progression-free survival (or a hazard ratio of 0.65 which can also be referred to as a 35 percent reduction in the risk of progression). The response rate in patients with measurable disease was 29 percent in the group receiving Avastin plus chemotherapy, compared to 13 percent in the group receiving chemotherapy alone.

The most common adverse event in E4599 was neutropenia, (27 percent in the Avastin plus chemotherapy arm vs. 17 percent in the chemotherapy arm), hypertension (8 percent vs. less than one percent), venous thrombosis (six percent vs. three percent) and arterial thrombosis (three percent vs. one percent). Grade 3/4/5 (severe) bleeding occurred in 4.7 percent of patients in the Avastin plus chemotherapy arm, compared to 1.1 percent of patients in the chemotherapy-alone

arm. Of the Grade 3/4/5 bleeding events, there were severe pulmonary hemorrhages, which occurred in 2.3 percent of patients receiving Avastin plus chemotherapy.

Patients in the Avastin plus chemotherapy arm received a median of eight cycles of therapy (the first six cycles were in combination with chemotherapy followed by Avastin alone until disease progression), versus a median of five chemotherapy cycles in the chemotherapy-alone patients.

About AVAiL

AVAiL is a randomised, controlled, multicenter international Phase III trial planning to enrol 1,050 patients with previously untreated advanced NSCLC and to explore two doses of Avastin (7.5 or 15 mg/kg every 3 weeks) in combination with a platinum doublet (gemcitabine/cisplatin) chemotherapy. The primary objective of the study is to demonstrate superiority in progression-free survival of both Avastin containing treatment arms versus control. Interim data from this study will also be used to support the Roche filing of E4599 in Europe later this year. The final AVAiL data are expected in 2007 and will only then enable definitive conclusions on the efficacy of the two doses of Avastin.

About Avastin

Avastin is the first treatment that inhibits angiogenesis – the growth of a network of blood vessels that supply nutrients and oxygen to cancerous tissues. Avastin targets a naturally occurring protein called VEGF (Vascular Endothelial Growth Factor), a key mediator of angiogenesis, thus choking off the blood supply that is essential for the growth of the tumour and its spread throughout the body (metastasis).

Roche and Genentech are pursuing a comprehensive clinical programme investigating the use of Avastin in various tumour types (including colorectal, breast, lung, pancreatic cancer, ovarian cancer, renal cell carcinoma and others) and different settings (advanced and adjuvant ie post-operation). The total development programme is expected to include over 25,000 patients worldwide

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and

transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

References:

1. Sandler AB, Gray R, Bhramer J, et al. Randomized phase II/III Trial of paclitaxel (P) plus carboplatin (C) with or without bevacizumab (NSC # 704865) in patients with advanced non-squamous non-small cell lung cancer (NSCLC): An Eastern Cooperative Oncology Group (ECOG) Trial – E4599. ASCO 2005, Abstract LBA4.
2. Wilking N and Jonsson B. A Pan-European comparison regarding patient access to cancer drugs. Karolinska Institute in collaboration with Stockholm School of Economics, Stockholm, Sweden, 2005.

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Eva Schäfer-Jansen
Phone: +41 (0)61 688 66 36
e-mail: eva.schaefer-jansen@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

North American investors please contact:

Thomas Kudsk Larsen
Phone: +41 (0)61 687 05 17
Mobile phone: +41 (0)79 829 15 07
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:

International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com